Via Facsimile and U.S. Mail
Mail Stop 4720

May 4, 2010

Mr. Fernando L. Fernandez
SVP, Finance, CFO, Treasurer & Secretary
Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, FL 33126

Re: Continucare Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-K/A for the Fiscal Year Ended June 30, 2009
File No. 1-12115

Dear Mr. Fernandez:

We have reviewed your March 31, 2010 response to our March 19, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended June 30, 2009

Note 2- Summary of Significant Policies
Due from HMO's, page F-9

1. Refer to your response to our comment 2. Please revise your disclosure to clarify the contractual relationship you have with your customers (i.e. HMO's) similar to that you provided in your response to our initial comment. Please also clarify the nature of your payments to HMO's.

Form 10-K/A for the fiscal year ended June 30, 2009

2. We note your response to comment 3. Please provide a detailed analysis supporting your determination that the agreements with Dr. Cruz, the Centers for Medical Excellence and the joint venture agreement with Dr. Jacob Nudel are not

Mr. Fernando L. Fernandez
Continucare Corporation
May 4, 2010
Page 2

material. Additionally, please revise your disclosure of these agreements to address the following:

- The amounts received by the Centers for Medical Excellence in each of the last two fiscal years;
- The expiration dates for the agreements with the Centers for Medical Excellence;
- What a "special purpose provider network" is;
- The revenue and cost sharing provisions of the joint venture agreement;
- When the joint venture agreement expires; and
- All other material terms of the agreement.

Long-Term Equity Incentive Compensation, page 8

3. Please expand your proposed disclosure further to include the factors considered by the Compensation Committee for each named executive officer in evaluating that officer's, "past and expected future contribution to matters that drive long-term shareholder value" in order to determine the long-term equity incentives awarded.

Annual Cash Incentive Program, page 8

4. We note that the annual cash incentive amounts awarded to each named executive officer were significantly different, both as amounts and as percentages of base salary. Please expand your proposed disclosure further to include the factors considered by, and the analysis conducted by the Compensation Committee in determining the amounts to award from the overall bonus pool to each named executive officer.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as questions regarding comment one. Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 if you have questions regarding the remaining comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant